UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                         SCHEDULE 13D
                        (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                      (Amendment No.  2)*

                Overseas Shipholding Group, Inc.
			(Name of Issuer)

	   Class A Common Stock (par value $.01 per share)
		   (Title of Class of Securities)

			   69036R863
		        (CUSIP Number)

		     Mr. Scott B. Bernstein
		      Caxton Associates LP
		    731 Alexander Road, Bldg. 2
		      Princeton, NJ 08540
		        (212) 303-6571
             (Name, Address and Telephone Number of Person
	    Authorized to Receive Notices and Communications)

                         August 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R863

  (1) Names of Reporting Persons.
      I.R.S. Identification No. of above person (entity only).
      Caxton International Limited

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) |X|

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      WC

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (1)

  (14) Type of Reporting Person (See Instructions)
       CO

(1) Calculated based on 69,127,143 shares of Class A Common Stock outstanding, based on information provided by Overseas Shipholding Group, Inc. Does not reflect 6,194,305 shares of Class A Common
Stock for which 32,601,606 Warrants (as defined in Amendment No. 1) held by Caxton International Limited would be exercisable. The Warrants may be exercised only with the consent of Overseas Shipholding Group, Inc. and are subject to certain restrictions set out in the terms of the Warrants and the organizational documents of Overseas
Shipholding Group, Inc.   See Item 5.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Caxton Associates LP

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (2)

  (14) Type of Reporting Person (See Instructions)
       PN, IA

(2) Please refer to Footnote 1.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Canterbury Holdings (USA) LLC

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (3)

  (14) Type of Reporting Person (See Instructions)
       OO

(3) Please refer to Footnote 1.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Canterbury Holdings Limited

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (4)

  (14) Type of Reporting Person (See Instructions)
       OO

(4) Please refer to Footnote 1.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Law, Andrew E.

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (5)

  (14) Type of Reporting Person (See Instructions)
       IN

(5) Please refer to Footnote 1.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Agnes III, Peter W.

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      1,995,626

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       1,995,626

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,995,626

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       2.89% (6)

  (14) Type of Reporting Person (See Instructions)
       IN

(6) See Footnote 1.

Introductory Statement
This Amendment No. 2 to Schedule 13D ('Amendment No. 2') amends the
Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on June 9, 2014 (the 'Initial Schedule 13D') with respect to the Common Stock, par value $1.00 per share (the
'Common Stock'), of Overseas Shipholding Group, Inc., a corporation organized under the laws of the State of Delaware ('OSG' or the 'Issuer'), and Amendment No. 1 thereto filed on August 7, 2014 ('Amendment No. 1' and, together with the Initial Schedule 13D, the 'Schedule 13D') with respect to the Class A Common Stock, par value $.01 per share (the
'Class A Common Stock'), of the Issuer. Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 13D.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and supplemented by the following:
 (a)-(b) As of the date of this Amendment No. 2, each of the Reporting Persons beneficially owns shares of Class A Common Stock in such numbers and percentages as set forth on the cover pages hereto. Effective as of June 13, 2016, the Issuer effected a 1-for-6 reverse stock split of the Class A Common Stock (the 'Reverse Stock Split'). The numbers of shares reported by the Reporting Persons on the cover pages hereto reflect effectuation of the Reverse Stock Split. In addition, in Amendment No. 1, the Reporting Persons included in their aggregate beneficial ownership the number of shares of Class A Common Stock for which the 32,601,606 Warrants held directly by Caxton International Limited ('Caxton International') would be exercisable. However, exercise of the Warrants is subject to substantial restrictions because Caxton International is a 'Non-U.S. Citizen' as defined in the Warrants and the Issuer's Amended and Restated Certificate of Incorporation (the 'Charter'). Pursuant to the Charter, ownership of Class A Common Stock by Non-U.S. Citizens in the aggregate is limited and, as of the date of issuance of the Warrants, the maximum percentage of shares of Class A Common Stock permitted to be held by Non-U.S. Citizens had been reached. As a result, Issuer was not permitted under the Charter, and not required under the terms of the Warrants, to approve an exercise of the Warrants by Caxton International.
In addition, the Warrants expressly permit the Issuer to prohibit the exercise of the Warrants by a Non-U.S. Citizen to the extent the receipt of shares of Class A Common Stock upon exercise of the Warrants would cause the Non-U.S. Citizen, or any person or entity whose ownership position would be aggregated with the Non-U.S. Citizen, to exceed 4.9% of the aggregate number of shares outstanding at such time. As a result of these restrictions on exercise of the Warrants, the Reporting Persons have determined that they did not and do not beneficially own, within the meaning of Regulation 13D-G under the Securities Exchange Act of 1934, either (i) any of the shares of Class A Common Stock underlying the Warrants or (ii) a number of shares of Class A Common Stock underlying the Warrants which, together with the shares of Class A Common Stock they otherwise beneficially own, exceeds 4.9% of the shares of Class A Common Stock outstanding.

(c) None of the Reporting Parties has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

(e) The Reporting Persons ceased to beneficially own more than 5% of the Common Stock (as defined in the Initial Schedule 13D) upon consummation of the Plan (as defined in Amendment No. 1), which occurred on August 5, 2014. See Item 5(a)-(b).

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by the following:
     The information concerning the Warrants and Class A Common Stock underlying the Warrants contained in Item 5(a)-(b) and (e) hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented by the following:
     (1) Agreement of Joint Filing pursuant to Rule 13(d)-1(k) (filed as Exhibit 1 to the Reporting Parties' Schedule 13D, dated June 9, 2014, and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Caxton International Limited


Date: 7/15/16					By:  /s/ Joseph Kelly
						Joseph Kelly
						Vice President & Treasurer




Date: 7/15/16					By:  /s/ Maxwell Quin
						Maxwell Quin
						Vice President & Secretary


						Caxton Associates LP


Date: 7/15/16					By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Senior Vice President,
						General Counsel & Secretary


						Canterbury Holdings (USA) LLC



Date: 7/15/16					By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Secretary


						Canterbury Holdings Limited



Date: 7/15/16					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law, as sole director,
						as attorney-in-fact



						Andrew E. Law



Date: 7/15/16 					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law,
						as attorney in fact


						Peter W. Agnes III


Date: 7/15/16					By:  /s/ Peter W. Agnes III
						Peter W. Agnes III